Exhibit 12.1

Western Alliance Bancorporation

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands)
Income before income taxes and discontinued operations	$80,851	$258,538	$197,499	$145,656	$101,064	$50,339
Add:
Fixed charges	9,367	35,252	33,554	32,076	29,986	40,776
Amortization of capitalized interest	—	—	—	—	—	—
Deduct:
Capitalized interest	—	—	—	—	—	—

Earnings, as adjusted	$90,218	$293,790	$231,053	$177,732	$131,050	$91,115
Fixed charges:
Interest expense on deposits	$6,243	$21,795	$20,012	$16,335	$16,794	$27,977
Interest expense on borrowings	2,302	10,773	11,474	13,425	11,238	10,946
Interest factor in rental expenses (1/3 rent expense)	822	2,684	2,068	2,316	1,954	1,853
Capitalized interest	—	—	—	—	—	—

Total Fixed Charges	$9,367	$35,252	$33,554	$32,076	$29,986	$40,776
Ratio of earnings to fixed charges:
Excluding interest on deposits	26.88	20.21	15.58	10.25	8.66	4.93
Including interest on deposits	9.63	8.33	6.89	5.54	4.37	2.23